July 26, 2019

Benjamin Sexson
Chief Executive Officer
Monogram Orthopaedics, Inc.
53 Bridge Street, Unit 507
Brooklyn, New York, 11251

       Re: Monogram Orthopaedics, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed July 10, 2019
           File No. 024-10973

Dear Mr. Sexson:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2019 letter.

Amendment No. 2 to Form 1-A filed July 10, 2019

The Offering, page 5

1. We note your disclosure added in footnote (3). However, if you are required to issue the licensor additional shares for no additional consideration when you sell the securities in this offering, please revise to clarify and disclose the amount that you would be required to issue to the licensor if you sell all of the securities in this offering. We note for example section 6.1 in exhibit 6.24.
Use of Proceeds to Issuer, page 17

2. Please expand you response to prior comment 6 to tell us the nature of the transactions generating the accounts payable to your director mentioned on pages F-17 and F-18, and
 Benjamin Sexson
Monogram Orthopaedics, Inc.
July 26, 2019
Page 2
      the source of funds to pay those amounts payable. Also, revise the the last sentence of your response to clarify where you addressed the salary increase and post-termination payments mentioned in exhibit 6.2.
Voting Rights, page 31

3. We note your response to prior comment 10 and your disclosure that the Series A
      Preferred Stock will not be entitled to any voting rights unless at least 25% of the initially issued shares of Preferred Stock remain outstanding. In an appropriate section of your document, clarify how you will determine the number of initially issued shares. In this regard, we note your disclosure on page 2 that you may hold a series of closings; it is unclear whether only the shares in the initial closing will be used for the 25% calculation.
      It is also unclear whether shares issued upon conversion of notes or upon exercise of warrants will be considered when calculating the 25%.
4.    Please disclose the veto rights mentioned on page 11.
Exhibits

5. We note your response to prior comment 14 that exhibit 6.23 represents the warrants mentioned on page F-18; however, exhibit 6.23 appears to be a warrant to acquire preferred stock, while page F-18 refers to a warrant to purchase common stock. Please clarify, and revise your offering circular disclosure as appropriate. Also, please tell us whether that warrants can be exercised to purchase shares in this offering.
6.    Please tell us how you determined which information to file as exhibit
13. We note for
      example that a pitch deck and what appear to be messages from your CEO do not appear to be included in exhibit 13. Include in your response how you determined that the exhibits reflect the content of the videos.
       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at
202-551-3617 with any other questions.



                                                             Sincerely,
FirstName LastNameBenjamin Sexson
                                                             Division of
Corporation Finance
Comapany NameMonogram Orthopaedics, Inc.
                                                             Office of
Electronics and Machinery
July 26, 2019 Page 2
cc:       Andrew Stephenson
FirstName LastName